Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Earnings:
Income (loss) before income taxes	$(561)	$(1,786)	$(4,030)	$3,128	$8,166	$5,562
Add: Fixed charges	134	366	347	314	416	91
Total earnings (loss)	$(427)	$(1,420)	$(3,683)	$3,442	$8,582	$5.653

Fixed Charges:
Interest expense	$—	$206	$148	$62	$38	$5
Amortization of commitment fees, debt issuance costs and original issue discount	—	—	—	—	—	—
Estimated interest component of rent expense	134	160	199	252	378	86
Total fixed charges	$134	$366	$347	$314	$416	$91
Ratio of Earnings to Fixed Charges	—	—	—	11	21	62

Deficiency of Earnings to Fixed Charges	$(427)	$(1,420)	$(3,683)	$—	$—	$—